Exhibit 99
                                                                   ----------




                              MEREDITH CORPORATION
                   FISCAL 1998 SECOND QUARTER AND YEAR-TO-DATE
                         EARNINGS PER SHARE AT-A-GLANCE


    (Note: All per-share figures reflect a 2-for-1 stock split effective March 18, 1997)





-- The chart below depicts comparable quarterly and fiscal-year earnings per share before special items and discontinued operations:


                  1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Fiscal Year
                  --------   --------   --------   --------   -----------

    F1993            .06        .09        .10        .10          .35
    F1994            .08        .13        .16        .13          .50
    F1995            .14        .19        .18        .20          .71
    F1996            .17        .22        .24        .28          .91
    F1997            .22        .31        .33        .36         1.22
    F1998            .27        .40



-- Fiscal 1998 second quarter earnings per share from continuing operations were a record 40 cents,* compared to 31 cents in the prior year.

-- Fiscal 1998 second quarter net earnings per share also were 40 cents, as there were no special items in the period. Prior-year second quarter net earnings per share were 81 cents, including a gain in discontinued operations of 50 cents per share from the sale of the company's cable operations.

-- For the first half of fiscal 1998, earnings per share from continuing operations were a record 67 cents, versus fiscal 1997 earnings per share from continuing operations of 53 cents.

-- Fiscal 1998 year-to-date net earnings per share also were 67 cents. Net earnings per share for the prior-year period were $1.03, including the cable gain.



* All per-share figures used in the text of this release are diluted earnings per share, consistent with the way Meredith Corporation has reported earnings in the past.